SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         Form U-3A-2

       Statement by Holding Company Claiming Exemption Under
             Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

             To Be Filed Annually Prior to March 1

                      ENOVA CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF
CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

	Enova Corporation ("Claimant") is a corporation organized and existing under the laws of the State of California. Claimant is a holding company, organized to acquire and hold securities of other corporations. Claimant's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 129400, San Diego, California 92112-4150. Claimant has the following subsidiaries:

A.	San Diego Gas & Electric Company ("SDG&E") is a public utility organized and existing as a corporation under the laws of the State of California. SDG&E is a wholly owned subsidiary of Claimant. SDG&E is primarily engaged in the business of distributing electric energy in a portion of Orange County, California and distributing electric energy and natural gas in San Diego County, California. SDG&E's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 1831, San Diego, California 92112-4150.

B.	Pacific Diversified Capital Company ("PDCC") is an independently-
operated holding company organized and existing as a corporation under the laws of the State of California. PDCC is a wholly-owned subsidiary of SDG&E<F1>. PDCC owns Enova Technologies, Inc., Phase One
Development, Inc. and Phase One Construction, Inc. (inactive). PDCC's principal place of business is 101 Ash Street, San Diego, California 92101.
-------------------------------

<F1> Claimant anticipates that SDG&E will dividend the stock of PDCC, along with the stock of SDG&E's other subsidiaries referenced below, to Claimant in the next few months.

     (1) Phase One Development, Inc. ("Phase One") is a corporation organized and existing under the laws of the State of California. Phase One is in the business of owning and developing real property for residential and commercial purposes. Phase One's principal place of business is 101 Ash Street, San Diego, California 92101.

     (2) Phase One Construction, Inc. is an inactive corporation organized and existing under the laws of the State of California. Its principal offices are located at 101 Ash Street, San Diego, California 92101.

     (3) Enova Technologies, Inc. ("ETI") is a corporation, organized and existing under the laws of the State of California. ETI is a wholly-owned subsidiary of PDCC. ETI is in the business of developing new technologies generally related to the utility and energy business. ETI's principle place of business is 101 Ash Street, San Diego, California 92101.

C. Enova Financial, Inc. ("Enova Financial") is a corporation organized and existing under the laws of the State of California. Enova Financial is a wholly-owned subsidiary of SDG&E. Enova Financial's principal business is investing as a limited partner in affordable-housing projects located throughout the country. Enova Financial's principal place of business is 101 Ash Street, San Diego, California 92101.

D. Califia Company ("Califia") is a corporation organized and existing under the laws of the State of California. Except for an immaterial number of shares of non-voting preferred stock, Califia is a wholly-owned subsidiary of SDG&E. Califia is an equipment leasing company, specializing in leasing computer equipment. Califia's principal place of business is 101 Ash Street, San Diego, California 92101.

E. Enova Energy Management, Inc. ("EEMI") is a corporation, organized and existing under the laws of the State of California. EEMI is a wholly-owned subsidiary of SDG&E. EEMI is an energy management consulting firm. EEMI's primary business is resource management (including generation, purchased power and transmission) and fuel and power procurement for utilities and large end users. EEMI's principal place of business is 12555 High Bluff Drive, Suite 155, San Diego, California 92130.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

	Claimant is not a "public utility company" for the purposes of the Public Utilities Holding Company Act of 1935 (the "Act"), and does not own any such properties.

SDG&E Electric Utility Properties:
---------------------------------

     SDG&E operates nine oil and gas-fueled generating units, with net capability of 1,641 MW, located in San Diego County. The four South Bay units (690 MW), located in the City of Chula Vista, went into operation between 1960 and 1971; the five Encina units (951 MW), located in the City of Carlsbad, went into operation between 1954 and 1978. SDG&E owns 100% of all of these units except Encina 5 (330 MW), which SDG&E sold and leased back in 1978, with a lease term through 2004 and renewal options for up to 15 additional years. SDG&E owns 19 gas-fired combustion turbines with net capability of 332 MW, which were placed in service from 1966 to 1979; these turbines are located at various sites in San Diego County and are used only for emergency and peak demand. SDG&E owns 20% of the three nuclear units at San Onofre Nuclear Generating Station ("SONGS 1, 2 and 3"), located in San Diego County, south of San Clemente at the United States' Camp Pendleton Marine Base. SONGS 1, 2 and 3 are primarily owned and operated by Southern California Edison Company ("Edison"). SONGS 1 has been permanently shut down. SDG&E's share of SONGS 2 and 3 amounts to an aggregate of 430 MW. SDG&E owns another 230 MW diesel and gas-fueled plant in San Diego County which is in storage and is not expected to return to service.

     SDG&E's transmission facilities consist of transmission lines and transmission substations operating at various voltages from 69 kV (69,000 Volts) upwards to 500 kV. SDG&E owns the transmission facilities located in the area in which it serves (San Diego County and a contiguous portion of Southern Orange County), as well as all or portions (specified below) of the three segments of the Southwest PowerLink (SWPL), a 500 kV transmission line extending from SDG&E's Miguel Substation in Southern San Diego County to the Palo Verde Nuclear Generating Station (PVNGS) west of Phoenix, Arizona, via two intermediary substations at Imperial Valley, California and North Gila, Arizona.

      SDG&E's transmission system consists of the following:

              - 500 kV: 279.00 circuit-miles (159.0 miles in
                        California, 120.0 miles in Arizona)
              - 230 kV: 358.45 circuit-miles (all in California)
              - 138 kV: 317.57 circuit-miles (all in California)
              -  69 kV: 938.03 circuit-miles (all in California)

     SDG&E is interconnected to various utilities for the purpose of buying and selling electric power and energy, as well as for mutual reliability. SDG&E is interconnected with Edison at the San Onofre 230 kV bus. SDG&E's system connects to the Mexico utility Comision Federal de Electricidad (CFE) via two 230 kV transmission lines, one from Miguel Substation to Tijuana Substation and the other from Imperial Valley Substation to La Rosita Substation (each line owned by SDG&E on the U.S. side of the international border). The Miguel-Imperial Valley segment of the SWPL (100% owned by SDG&E) provides an interconnection to the system of Imperial Irrigation District (IID); the Imperial Valley-North Gila segment of the SWPL (85.64% owned by SDG&E) provides an interconnection with Arizona Public Service (APS); and the North Gila-Palo Verde segment of the SWPL (76.22% owned by SDG&E) provides the final leg for accessing power at the Palo Verde 500 kV bus, at which power from various sources can be obtained by SDG&E. All the substations at these interconnections are jointly owned by SDG&E and the respective interconnected utilities.

     SDG&E's distribution facilities consist of approximately 8,700 circuit miles of overhead lines and 9,100 circuit miles of underground lines located in San Diego and Orange Counties.

SDG&E Gas Utility Properties:
----------------------------

     SDG&E owns and operates facilities used for the distribution at retail of natural gas for heat, light and power in San Diego County. SDG&E's natural gas facilities are located in San Diego and Riverside Counties. Gas facilities consist of transmission facilities (compressor stations of 16,900 horsepower in Moreno and of 3,080 horsepower in Rainbow), 147 miles of high-pressure transmission pipelines, approximately 6,500 miles of high-pressure and low-pressure distribution mains and approximately 5,400 miles of service lines. All natural gas is delivered to SDG&E under a transportation and storage agreement with Southern California Gas Company through two transmission pipelines and one distribution pipeline, owned by Southern California Gas, with a combined capacity of 525 million cubic feet per day.

3. Information for calendar year 1995 with respect to claimant and each of its subsidiary public utility companies<F2>:

(a). NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL<F3>.<F4>
                           Electric(kwh)              Gas(Mcf)
     Claimant:    None
     SDG&E:     Retail:   15,513,879,684            112,865,260
             Wholesale:      393,345,000                    N/A

(b).   NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

----------------------------

<F2> Due to the proximity of the effective date of this filing to the close of the most recent calendar year, final operations information for 1995 is not yet available. Accordingly, information provided herein is based on estimates. Final information will be included in Claimant's Form U-3A-2 to be filed on or before March 1, 1996.

<F3> Excludes customer-owned natural gas transported to retail customers by SDG&E.

<F4> Excludes exchanges of natural gas and electricity with wh0lesale suppliers that are not considered sales or purchases under the Federal
Power Act.

      Claimant:   None
      SDG&E:      None

(c).   NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F5>

                             Electric(kwh)        Gas(Mcf)
                             -------------        --------
       Claimant:    None
       SDG&E:                 261,792,000         1,293,041

(d). Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.<F5>

                            Electric(kwh)           Gas(Mcf)
                            -------------           ---------
       Claimant:               None
       SDG&E:                8,517,000,000         92,471,796

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
DOLLARS:

(a).   NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE
FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE
GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

       None.

(b). Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       Not applicable.

(c). TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

       Not applicable.
------------------------
<F5>Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.
                                    5

(d). CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

       Not applicable.

(e). IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

      Not applicable.

EXHIBIT A

      Consolidating Statements of income and surplus of the Claimant's subsidiary companies for 1994 and the nine-months ended September 30, 1995, together with consolidating balance sheets of Claimant's subsidiary companies as of the close of such periods, are attached as Exhibit A <F6>. No separate consolidating financial statements for Claimant have been prepared since the reorganization by which Claimant became the parent corporation of SDG&E and its subsidiaries effective on January 1, 1996.

<F6> Due to the proximity of the effective date of this filing to the close of the most recent calendar year, financial statements for 1995 are not yet available. Financial statements for 1995 will be included in Claimant's
Form U-3A-2 to be filed on or before March 1, 1996.

San Diego Gas and Electric Company and Subsidiaries
Consolidating Income Statement
In Thousands of Dollars
For the Nine Months Ended September 30, 1995

                                                                                 Enova
                                     SDG&E      PDCC     CALIFIA   Financial  Eliminations  Consolidated
                                   ----------  -------  ---------  ---------  ------------  ------------
OPERATING REVENUES
Electric                           $1,130,530  $        $          $           $             $1,130,530
Gas                                   229,897                                                   229,897
Diversified operations                           3,244    38,483     1,087       (1,358)         41,456
                                   ----------  -------  ---------  ---------  ------------  ------------
TOTAL OPERATING REVENUES            1,360,427    3,244    38,483     1,087       (1,358)      1,401,883
                                   ----------  -------  ---------  ---------  ------------  ------------
OPERATING EXPENSES
Electric fuel                          75,480                                                   75,480
Purchased power                       262,702                                                  262,702
Gas purchased for resale               82,610                                                   82,610
Maintenance                            55,194                                                   55,194
Depreciation & decommissioning        194,857    1,684     7,949     3,864                     208,354
Property and other taxes               34,193                                                   34,193
General and administrative            138,988    1,163       214       156                     140,521
Other                                 123,353    1,506    31,152                               156,011
Income taxes                          150,816   (2,656)   (8,559)  (16,228)                    123,373
                                   ----------  --------  --------  ---------  ------------  -----------
TOTAL OPERATING EXPENSES            1,118,193    1,697    30,756   (12,208)         -        1,138,438
                                   ----------  --------  --------  ---------  ------------  -----------
Operating Income                      242,234    1,547     7,727    13,295       (1,358)       263,445
                                   ----------  --------  --------  ---------  ------------  -----------
Other Income and (Deductions)
Writedown of real estate
Allow for equity funds used             4,447                                                   4,447
Taxes on non-operating income          (1,750)     800                                           (950)
Other-net                               4,317   (3,851)    1,070      (386)      (4,504)       (3,354)
                                   ----------  --------  --------  ---------  ------------  -----------
Total other income & (deductions)       7,014   (3,051)    1,070      (386)      (4,504)          143
                                   ----------  --------  --------  ---------  ------------  -----------
Income Before Interest Charges        249,248   (1,504)    8,797    12,909       (5,862)      263,588
                                   ----------  --------  --------  ---------  ------------  -----------
Interest Charges
Long-term debt                         62,592    1,736     1,462     6,332                     72,122
Short-term debt and other              15,783    1,546                           (2,904)       14,425
Allow for borrowed funds used          (2,013)                                                 (2,013)
                                   ----------  --------  --------  ---------  ------------  -----------
Net interest charges                   76,362    3,282     1,462     6,332       (2,904)       84,534
                                   ----------  --------  --------  ---------  ------------  -----------
Income from continuing operations     172,886   (4,786)    7,335     6,577       (2,958)      179,054
Discontinued operations                         (6,168)                                        (6,168)
                                   ----------  --------  --------  ---------  ------------  -----------
Net Income (before preferred
dividend requirements)                172,886  (10,954)    7,335     6,577       (2,958)      172,886

Preferred Dividend Requirements         5,747      -         -         -            -           5,747
                                   ----------  --------  --------  ---------  ------------  -----------
Earnings Applicable to
  Common Shares                    $  167,139 $(10,954)  $ 7,335   $ 6,577      $(2,958)     $167,139
                                   ==========  ========  ========  =========  ============  ===========
<table/>

San Diego Gas and Electric Company and Subsidiaries
Consolidating Statement of Retained Earnings
For the Nine Months Ending September 30, 1995
In Thousands of Dollars

                                                               ENOVA
                                SDG&E       PDCC     CALIFIA  Financial  Eliminations  Consolidated
                              ---------   ---------  -------  ---------  ------------  ------------
Balance, December 31, 1994    $ 618,581   $(43,752)  $16,976   $11,628    $15,148       $618,581
  Net Income                    172,886    (10,954)    7,335     6,577     (2,958)       172,886
Dividends declared
     Preferred stock             (5,747)                                                  (5,747)
     Common stock              (136,346)                                                (136,346)
                              ----------  ---------  -------  --------    -------     ------------
Balance September 30, 1995    $ 649,374   $(54,706)  $24,311   $18,205    $12,190       $649,374
                              ==========  =========  =======  ========    =======     ============
<table/>

San Diego Gas and Electric Company and Subsidiaries
Consolidating Balance Sheet
In Thousands of Dollars
For the Period Ended September 30, 1995

                                                                      Enova
                                     SDG&E       PDCC     CALIFIA   Financial  Eliminations Consolidated
                                   ----------  --------  ---------  ---------  ------------ ------------
ASSETS
Utility plant--at original cost    $5,468,196  $         $          $          $            $5,468,196
Accumulated depreciation
    and decommissioning            (2,364,825)                                              (2,364,825)
                                   ----------  --------  ---------  ---------  ----------  ------------
  Utility plant--net                3,103,371                                                3,103,371
                                   ----------  --------  ---------  ---------  ----------  ------------
Investments and other property        370,628    25,359     47,727    160,897    (89,618)      514,993
                                   ----------  --------  ---------  ---------  ----------  ------------
CURRENT ASSETS
  Cash and temporary investments      124,611       558        137     14,787                  140,093
  Accounts receivable                 185,927     2,395      7,466      9,143    (14,389)      190,542
  Notes receivable                                          64,345     19,250    (50,401)       33,194
  Inventories                          73,001                                                   73,001
  Other                                33,019        70     13,995               (13,892)       33,192
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CURRENT ASSETS             416,558     3,023     85,943     43,180    (78,682)      470,022
                                   ----------  --------  ---------  ---------  ----------  ------------
Deferred taxes recoverable in rates   283,968                                                  283,968
Deferred charges and other assets     258,908    14,676     94,873        680    (35,696)      333,441
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL                         $4,433,433  $ 43,058  $ 228,543  $ 204,757  $(203,996)   $4,705,795
                                   ==========  ========  =========  =========  ==========  ============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                    $1,505,881  $ (4,052) $  57,576  $  65,005  $(118,529)   $1,505,881
  Preferred stock not subject
    to mandatory redemption            93,475                                                   93,475
  Preferred stock subject to
    mandatory redemption               25,000                                                   25,000
  Long-term debt                    1,273,839               15,110    106,810                1,395,759
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CAPITALIZATION           2,898,195    (4,052)    72,686    171,815   (118,529)    3,020,115
                                   ----------  --------  ---------  ---------  ----------  ------------
CURRENT LIABILITIES
  Short-term borrowings                  -       35,879                          (35,879)         -
  Long-term debt redeemable within
    one year                          115,000                                                  115,000
  Current portion long-term debt        8,813    10,176      6,351     20,210                   45,550
  Accounts payable                     99,457        41         11                              99,509
  Dividends payable                    47,365                                                   47,365
  Taxes accrued                        62,613                                    (13,892)       48,721
  Interest accrued                     20,292       312        446      4,720                   25,770
  Regulatory balancing accounts
    overcollected-net                 188,279                                                  188,279
  Other                                75,447       702     44,940                             121,089
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CURRENT LIABILITIES        617,266    47,110     51,748     24,930    (49,771)      691,283
                                   ----------  --------  ---------  ---------  ----------  ------------
Customer advances for construction     35,250                                                   35,250
Accumulated deferred income
  taxes--net                          525,006                           8,012    (35,696)      497,322
Accumulated deferred investment
  tax credit                          105,286                                                  105,286
Deferred credits and other
  liabilities                         252,430              104,109                             356,539
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL                         $4,433,433  $ 43,058  $ 228,543  $ 204,757  $(203,996)  $ 4,705,795
                                   ==========  ========  =========  =========  ==========  ============

San Diego Gas and Electric Company and Subsidiaries
Consolidating Income Statement
In Thousands of Dollars
For the Year Ended December 31, 1994

                                                                  ENOVA
                                    SDG&E      PDCC    CALIFIA  Financial  Eliminations  Consolidated
                                 ----------  --------  -------  ---------  ------------  ------------
OPERATING REVENUES
Electric                         $1,510,320                                               $1,510,320
Gas                                 346,183                                                  346,183
Diversified operations                        $5,325   $49,854    $1,233        ($670)        55,742
                                 ----------  --------  -------  ---------  ------------  ------------
TOTAL OPERATING REVENUES          1,856,503    5,325    49,854     1,233         (670)     1,912,245
                                 ----------  --------  -------  ---------  ------------  ------------
OPERATING EXPENSES
Electric fuel                       143,339                                                  143,339
Purchased power                     342,612                                                  342,612
Gas purchased for resale            146,579                                                  146,579
Maintenance                          70,776                                                   70,776
Depreciation and decommissioning    251,820    3,038     7,380                               262,238
Property and other taxes             44,746                                                   44,746
General and administrative          206,593      889       342        84                     207,908
Other                               163,037    3,959    41,537                               208,533
Income taxes                        180,858   (2,616)  (12,490)  (12,454)                    153,298
                                 ----------  --------  -------  ---------  ------------  ------------
TOTAL OPERATING EXPENSES          1,550,360    5,270    36,769   (12,370)         -        1,580,029
                                 ----------  --------  -------  ---------  ------------  ------------
Operating Income                    306,143       55    13,085    13,603         (670)       332,216
                                 ----------  --------  -------  ---------  ------------  ------------
Other Income and (Deductions)
Writedown of real estate                     (25,000)                                        (25,000)
Allowance for equity funds
  used during construction            6,274                                                    6,274
Taxes on non-operating income         8,599    8,700                                          17,299
Other-net                           (84,950)   4,623       563       (29)      60,676        (19,117)
                                 ----------  --------  -------  ---------  ------------  ------------
Total other income and
  (deductions)                      (70,077) (11,677)      563       (29)      60,676        (20,544)
                                 ----------  --------  -------  ---------  ------------  ------------
Income Before Interest Charges      236,066  (11,622)   13,648    13,574       60,006        311,672
                                 ----------  --------  -------  ---------  ------------  ------------
Interest Charges
Long-term debt                       81,749    2,731     2,387     6,573         (670)        92,770
Short-term debt and other            13,498    1,121                                          14,619
Allowance for borrowed funds
  used during construction           (2,658)                                                  (2,658)
                                 ----------  --------  -------  ---------  ------------  ------------
Net interest charges                 92,589    3,852     2,387     6,573         (670)       104,731
                                 ----------  --------  -------  ---------  ------------  ------------
Income from continuing operations   143,477  (15,474)   11,261     7,001       60,676        206,941
Discontinued operations                      (63,464)                                        (63,464)
                                 ----------  --------  -------  ---------  ------------  ------------
Net Income (before preferred
  dividend requirements)            143,477 ($78,938)  $11,261    $7,001      $60,676        143,477

Preferred Dividend Requirements       7,663      -         -         -           -             7,663
                                 ----------  ---------  -------  ---------  ------------  -----------
Earnings Applicable to
  Common Shares                    $135,814 $(78,938)  $11,261    $7,001      $60,676      $135,814
                                 ==========  =========  =======  =========  ============  ===========
<table/>

San Diego Gas and Electric Company and Subsidiaries
Consolidating Statement of Retained Earnings
For the Year Ended December 31, 1994
In Thousands of Dollars

                                                                   ENOVA
                                  SDG&E       PDCC      CALIFIA   Financial  Eliminations  Consolidated
                               -----------  ---------  ---------  ---------  ------------  ------------
Balance, December 31, 1993       $659,833   $ 35,186    $ 6,266    $ 4,627     $(46,079)    $ 659,833
  Net Income                      143,477    (78,938)    11,261      7,001       60,676       143,477
  Dividends declared
     Preferred stock               (7,663)                 (551)                    551        (7,663)
     Common stock                (177,066)                                                   (177,066)
                               -----------  ---------  ---------  ---------  ------------  ------------
Balance December 31, 1994        $618,581   $(43,752)   $16,976    $11,628     $ 15,148     $ 618,581
                               ===========  =========  =========  =========  ============  ============
<table/>

San Diego Gas and Electric Company and Subsidiaries
Consolidating Balance Sheet
December 31, 1994
In Thousands of Dollars

                                                                     ENOVA
                                      SDG&E      PDCC    CALIFIA   Financial   Eliminations Consolidated
                                   ----------- --------  --------  ----------  ------------ ------------

ASSETS
Utility plant--at original cost     $5,329,179                                               $5,329,179
Accumulated depreciation and
  decommissioning                   (2,180,087)                                              (2,180,087)
                                    ----------  --------  ---------  ---------  ----------  ------------
    Utility plant--net               3,149,092                                                3,149,092
                                    ----------  --------  ---------  ---------  ----------  ------------
Investments and other property         294,679  $ 47,841   $ 55,507   $132,888    (64,997)      465,918
                                    ----------  --------  ---------  ---------  ----------  ------------
CURRENT ASSETS
  Cash and temporary investments        11,643       293        147     13,322                   25,405
  Accounts receivable                  187,250     3,655      3,262      4,619    (10,798)      187,988
  Notes receivable                                           52,156     18,500    (38,850)       31,806
  Inventories                           75,607                                                   75,607
  Other                                 33,925        52     13,080         20    (13,055)       34,022
                                    ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CURRENT ASSETS              308,425     4,000     68,645     36,461    (62,703)      354,828
                                    ----------  --------  ---------  ---------  ----------  ------------
Deferred taxes recoverable in rates    305,717                                                  305,717
Deferred charges and other assets      230,850    14,280    122,749        506    (45,504)      322,881
                                    ----------  --------  ---------  ---------  ----------  ------------
     TOTAL                          $4,288,763  $ 66,121  $ 246,901  $ 169,855  $(173,204)   $4,598,436
                                    ==========  ========  =========  =========  ==========  ============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
    Common equity                   $1,474,430  $ 7,121   $  51,155  $  48,029  $(106,305)   $1,474,430
    Preferred stock not subject
      to mandatory redemption           93,493                                                   93,493
    Preferred stock subject to
      mandatory redemption              25,000                                                   25,000
    Long-term debt                   1,214,119    12,874    18,351      93,857                1,339,201
                                    ----------  --------  ---------  ---------  ----------  ------------
TOTAL CAPITALIZATION                 2,807,042    19,995    69,506     141,886   (106,305)    2,932,124
                                    ----------  --------  ---------  ---------  ----------  ------------

CURRENT LIABILITIES
  Short-term borrowings                 58,325    39,340                           (8,340)       89,325
  Long-term debt redeemable
    within one year                    115,000                                                  115,000
  Current portion long-term debt         8,710     4,609     6,096      15,616                   35,031
  Accounts payable                     130,110        36        11                              130,157
  Dividends payable                     46,200                                                   46,200
  Taxes accrued                         18,574                                    (13,055)        5,519
  Interest accrued                      17,676       401                 5,295                   23,372
  Regulatory balancing accounts
    overcollected-net                  111,731                                                  111,731
  Other                                 81,127       740    31,948                              113,815
                                    ----------  --------  ---------  ---------  ----------  ------------
TOTAL CURRENT LIABILITIES              587,453    45,126    38,055      20,911    (21,395)      670,150
                                    ----------  --------  ---------  ---------  ----------  ------------
Customer advances for construction      36,250                                                   36,250
Accumulated deferred income
  taxes--net                           552,038                           7,058    (45,504)      513,592
Accumulated deferred investment
  tax credits                          109,161                                                  109,161
Deferred credits and other
  liabilities                          196,819     1,000    139,340                             337,159
                                    ----------  --------  ---------  ---------  ----------  ------------
     TOTAL                          $4,288,763  $ 66,121  $ 246,901  $ 169,855  $(173,204)   $4,598,436
                                    ==========  ========  =========  =========  ==========  ============







EXHIBIT B

Financial Data Schedule

      If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No. Caption Heading                Sep 30 1995        Dec 31 1994
                                        In Thousands of Dollars
         PERIOD-TYPE                        9-MOS             YEAR
1        Total Assets                   $4,705,795          $4,598,436
2        Total Operating Revenues       $1,401,883          $1,912,245
3        Net Income                       $167,139           $135,814

----------------------



EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Not Applicable.


      The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer as of the 1st day of January, 1996.

                                  ENOVA CORPORATION


                                  By : /s/Frank H. Ault
                                      ------------------
                                        Frank H. Ault
                                        Vice President and Controller

Corporate Seal

Attest:

/s/ David R. Clark
-------------------
David R. Clark
Assistant Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                         Frank H. Ault
                 Vice President and Controller
                    Post Office Box 129400
               San Diego, California 92112-4150